Exhibit 99.1

NewsRelease

TC Energy announces 2020 annual meeting
Board of Directors election results

CALGARY, Alberta - May 1, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that at its 2020 annual meeting of shareholders held earlier today, each of the following 14 nominees were elected as directors of TC Energy on a vote by ballot to serve until the next annual meeting of shareholders of TC Energy, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Stéphan Crétier	610,290,196	99.87	771,712	0.13
Michael R. Culbert	610,502,199	99.91	559,709	0.09
Russell K. Girling	610,281,400	99.87	780,508	0.13
Susan C. Jones	610,393,845	99.89	668,063	0.11
Randy Limbacher	608,696,311	99.61	2,365,597	0.39
John E. Lowe	606,575,790	99.27	4,486,118	0.73
David MacNaughton	610,358,156	99.88	703,752	0.12
Una Power	610,109,928	99.84	951,980	0.16
Mary Pat Salomone	607,388,025	99.40	3,673,883	0.60
Indira Samarasekera	608,226,647	99.54	2,834,982	0.46
D. Michael G. Stewart	597,436,631	97.77	13,625,278	2.23
Siim A. Vanaselja	583,806,323	95.54	27,255,585	4.46
Thierry Vandal	610,317,180	99.88	744,728	0.12
Steven W. Williams	605,365,121	99.07	5,696,787	0.93

Effective today, the Board of Directors welcomes our three new directors, Mr. Michael Culbert, Ms. Susan Jones and Mr. David MacNaughton.

“On behalf of the Board of Directors, I am very pleased to welcome our three newest directors. Mr. Culbert, Ms. Jones and Mr. MacNaughton all have strong leadership and strategy skills and will be valuable additions to TC Energy’s Board,” said Siim Vanaselja, chair of TC Energy’s Board of Directors.

Mr. Culbert is a corporate director and is currently a director of Enerplus Corporation and Precision Drilling Corporation. Mr. Culbert also previously served as the Vice-Chair and director of PETRONAS Energy Canada Ltd. Ms. Jones is a corporate director and was previously the Executive Vice-President and CEO of the Potash Business Unit of Nutrien Ltd. and was a director of Gibson Energy Inc. Mr. MacNaughton is a corporate director and is currently the President of Palantir Canada. Previously, Mr. MacNaughton served as Canada’s Ambassador to the United States.

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and posted to the Investors section of the Company website at www.tcenergy.com by no later than Tuesday, May 5, 2020.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2020 and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522